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Follow-Up Materials

07023769

M E M O R A N D U M

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter-American Development Bank

COMPANY ADDRESS: ______________________

PROCESSED
MAY 2 5 2007
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-1 FISCAL YEAR: ________

(03/94)

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended December 31, 2006
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales by the Bank of its primary obligations, all of which were of the Bank's ordinary capital. There were no purchases by the Bank of its primary obligations.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of December 31, 2006, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
PEN	324,400,000	6.625	100.00	26-Oct-06	17-Apr-2017
ZAR	50,000,000	7.74	100.00	10-Nov-06	10-Nov-2010
USD	110,000,000	5.038 Amortizing	100.00	19-Dec-06	28-Sep-2007
USD	230,000,000	4.604 Amortizing	100.00	19-Dec-06	29-Dec-2009

Annex B

ORDINARY CAPITAL
December 31, 2006

Ordinary Capital
Balance Sheet - As of December 31, 2006
(Expressed in thousands of United States dollars)

Assets			
Cash			$ 275,884
Investments			
Trading			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	$ 523,568		
Time deposits and other obligations of banks	3,185,459		
Asset- and mortgage- backed and corporate securities	8,568,750	$ 12,277,777	
Held to maturity			
Obligations issued or guaranteed by governments or issued by U.S. Agencies	2,592,909		
Time deposits and other obligations of banks	748,435		
Asset- and mortgage- backed, corporate securities and commercial paper	201,651	3,542,995	15,820,772
Loans outstanding (1)			
Total loans approved, less cancellations		124,017,718	
Less principal collected		(60,995,126)	
Less writte offs		(114,306)	
Less loans sold		(896,692)	
Less undisbursed balance		(16,080,056)	
		45,931,538	
Allowance for loan losses		(90,257)	45,841,281
Accrued interest and other charges			
On investments		95,422	
On loans		594,042	
On swaps, net		24,849	714,313
Receivable from members			
Non-negotiable, non-interest bearing demand obligations		360,851	
Amounts required to maintain value of currency holdings		57,781	418,632
Currency and interest rate swaps			
Investments		2,511	
Loans		4,805	
Borrowings		1,879,621	1,886,937
Other Assets			
Property, improvements and equipment, at cost		583,117	
Less accumulated depreciation & amortization		(282,106)	
		301,011	
Postretirement benefit assets		863,416	
Unamortized borrowing costs		195,737	
Miscellaneous		156,702	1,516,866
Total assets			$ 66,474,685

(1) Excludes private sector loan participations.

Ordinary Capital
Balance Sheet - As of December 31, 2006
(Expressed in thousands of United States dollars)

Liabilities and Capital			
Liabilities			
Borrowings			
Medium- and long-term borrowings		$ 46,395,759	
Unamortized discount		(2,437,258)	
Bond hedge basis adjustments		71,268	
		44,029,769	
Short term borrowings, net		657,994	$ 44,687,763
Currency and interest rate swaps			
Investments		1,426	
Loans		9,210	
Borrowings		742,027	752,663
Amounts payable to maintain value of currency holdings			314,564
Other liabilities			
Payable for investment securities purchased		46,590	
Accrued interest on borrowings		585,764	
Accounts payable and accrued expenses		279,539	911,893
Total liabilities			46,666,883
Equity			
Capital stock			
Subscribed - 8,368,563 shares		100,953,594	
Less callable portion		(96,613,304)	
Paid-in		4,340,290	
General reserve		11,775,876	
Special reserve		2,665,500	
Accumulated other comprehensive income:			
Accumulated translation adjustments	$ 344,330		
Accumulated SFAS 158 adjustments	681,091		
Accumulated SFAS 133 adjustments	715	1,026,136	19,807,802
Total liabilities and equity			$ 66,474,685

Ordinary Capital
Statement of Income and General Reserve
For the Period Ended December 31, 2006
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2006	2005	2006	2005
Income				
From loans [1]				
- Interest	$ 203,144	$ 200,677	$ 2,434,998	$ 2,368,362
- Credit commissions	1,048	1,102	13,320	20,081
- Fees from private sector and emergency lending	3,116	990	17,450	24,692
	207,308	202,769	2,465,768	2,413,135
From investments	63,389	43,419	618,696	403,395
From other sources	2,880	3,433	12,835	13,875
Total income	273,577	249,621	3,097,299	2,830,405
Expenses				
Borrowing expenses	177,371	169,764	2,070,133	1,732,741
Administrative expenses	50,720	63,583	414,136	387,766
Special programs	14,019	875	33,880	11,965
Provision (credit) for loan and guarantee losses	(2,311)	(8,619)	(47,556)	(14,185)
Total expenses	239,799	225,603	2,470,593	2,118,287
Income before SFAS 133 and currency transaction adjustments	33,778	24,018	626,706	712,118
Effects of SFAS 133 and currency transaction adjustments	(210,376)	150,948	(384,183)	50,050
Net income (loss)	(176,598)	174,966	242,523	762,168
General reserve, beginning of period	11,952,474	11,358,387	11,533,353	10,771,185
General reserve, end of period	$ 11,775,876	$ 11,533,353	$ 11,775,876	$ 11,533,353

(1) At December 31, 2006, Private Sector loans with an aggregate outstanding balance of $62.5 million were in nonaccrual status. If all loans had been on accrual status, income from loans for 2006 would have been lower by $1.9 million.

Ordinary Capital
Statement of Comprehensive Income
For the Period Ended December 31, 2006
(Expressed in thousands of United States dollars)

	Month		Year-to-Date	
	2006	2005	2006	2005
Net income	$ (176,598)	$ 174,966	$ 242,523	$ 762,168
Other comprehensive income (loss):				
Translation adjustments				
General reserve	(71,863)	25,469	116,610	(483,410)
Special reserve	(6,747)	2,964	32,058	(70,353)
Total translation adjustments	(78,610)	28,433	148,668	(553,763)
Reclassification to income - cash flow hedges	422	715	8,086	8,491
Total other comprehensive income (loss)	(78,188)	29,148	156,754	(545,272)
Comprehensive income (loss)	$ (254,786)	$ 204,114	$ 399,277	$ 216,896

Ordinary Capital
Statement of Cash Flows
For the Period Ended December 31, 2006
(Expressed in thousands of United States dollars)

	2006	2005
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (6,087,701)	$ (4,899,458)
Loan collections (net of participations)	8,614,515	5,223,866
Recoveries	3,000	9,465
Net cash provided by lending activities	2,529,814	333,873
Gross purchases of held to maturity investments	(2,049,192)	(2,392,042)
Gross proceeds from maturities of held to maturity investments	2,056,290	2,530,904
Miscellaneous assets and liabilities	(7,649)	(30,059)
Net cash provided by lending and investing activities	2,529,263	442,676
Cash flows from financing activities		
Borrowings:		
Medium- and long- term debt		
Proceeds from issuance	5,275,944	5,039,363
Repayments	(6,510,227)	(5,711,446)
Short term borrowings, net	(282,819)	632,998
Collections of receivables from members	12,354	25,595
Net cash used in financing activities	(1,504,748)	(13,490)
Cash flows from operating activities		
Gross purchases of trading investments	(20,467,692)	(14,669,998)
Gross proceeds from sale or maturity of trading investments	18,672,173	13,329,398
Loan income collections	2,456,439	2,405,454
Interest and other costs of borrowings, after swaps	(1,856,650)	(1,544,107)
Income from investments	587,431	394,571
Other income	12,835	13,875
Administrative expenses	(366,749)	(335,002)
Special programs	(6,785)	(726)
Net cash used in operating activities	(968,998)	(406,535)
Effect of exchange rate fluctuations on cash	(2,264)	(10,470)
Net increase in cash	53,253	12,181
Cash, beginning of period	222,631	210,450
Cash, end of period	$ 275,884	$ 222,631

	2006	2005
Reconciliation of net income to net cash provided by operating activities:		
Net income	$ 242,523	$ 762,168
Difference between amounts accrued and amounts paid or collected for:		
Loan income	(9,329)	(7,681)
Income from investments	(18,936)	(7,448)
Net unrealized loss (gain) on trading investments	(12,329)	(1,376)
Interest and other costs of borrowings, after swaps	213,483	188,634
Administrative expenses, including depreciation	47,387	52,764
Special programs	27,095	11,239
Effects of SFAS 133 and currency transaction adjustments	384,183	(50,050)
Net increase in trading investments	(1,795,519)	(1,340,600)
Credit for loan and guarantee losses	(47,556)	(14,185)
Net cash used in operating activities	$ (968,998)	$ (406,535)

	2006	2005
Supplemental disclosure of noncash activities		
Increase (decrease) resulting from exchange rate fluctuations:		
Trading investments	$ 315,632	$ (271,863)
Held to maturity investments	166,908	(271,112)
Loans outstanding	365,960	(1,377,001)
Borrowings and related swaps	536,151	(1,228,776)
Receivable from members - net	(138,846)	186,535

END